UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Transaction in Own Shares

1 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 1 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/07/2024	469,613	£28.7200	£28.4550	£28.5990	LSE	GBP
01/07/2024	129,002	£28.7200	£28.5150	£28.6003	Chi-X (CXE)	GBP
01/07/2024	101,385	£28.7200	£28.5100	£28.6031	BATS (BXE)	GBP
01/07/2024	4,133	€33.9750	€33.7400	€33.8591	XAMS	EUR
01/07/2024	867	€33.9400	€33.8050	€33.8600	CBOE DXE	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 01 (https://ml-eu.globenewswire.com/Resource/Download/ff7d22cc-a051-4b32-af2c-977428fdffcc)

Transaction in Own Shares

2 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 2 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/07/2024	472,473	£28.9600	£28.6050	£28.7817	LSE	GBP
02/07/2024	137,844	£28.9550	£28.6150	£28.8055	Chi-X (CXE)	GBP
02/07/2024	79,683	£28.9550	£28.6150	£28.7943	BATS (BXE)	GBP
02/07/2024	4,244	€34.2800	€33.9400	€34.1133	XAMS	EUR
02/07/2024	756	€34.2800	€33.9550	€34.1148	CBOE DXE	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 02 (https://ml-eu.globenewswire.com/Resource/Download/07c73912-5d3c-40c0-b156-3d3f9c37148f)

Transaction in Own Shares

3 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 3 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/07/2024	411,237	£28.8250	£28.5200	£28.6267	LSE	GBP
03/07/2024	168,394	£28.8250	£28.5250	£28.6302	Chi-X (CXE)	GBP
03/07/2024	110,369	£28.8150	£28.5250	£28.6341	BATS (BXE)	GBP
03/07/2024	3,931	€34.1100	€33.8450	€33.9357	XAMS	EUR
03/07/2024	1,069	€34.1100	€33.8450	€33.9223	CBOE DXE	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 03 (https://ml-eu.globenewswire.com/Resource/Download/2e746339-40b1-4f5b-b563-a9e8e3f50dc4)

Transaction in Own Shares

4 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 4 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/07/2024	457,168	£29.0250	£28.5850	£28.8598	LSE	GBP
04/07/2024	138,168	£29.0200	£28.6000	£28.8809	Chi-X (CXE)	GBP
04/07/2024	87,964	£29.0200	£28.6050	£28.8765	BATS (BXE)	GBP
04/07/2024	4,631	€34.2900	€33.9650	€34.1876	XAMS	EUR
04/07/2024	369	€34.3650	€33.9800	€34.2204	CBOE DXE	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 04 (https://ml-eu.globenewswire.com/Resource/Download/4fd86f92-f0f5-40a7-8bbe-0b1ca41fa37a)

Transaction in Own Shares

5 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 5 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
05/07/2024	440,146	£29.1050	£28.5450	£28.7837	LSE	GBP
05/07/2024	136,860	£29.1050	£28.5450	£28.7444	Chi-X (CXE)	GBP
05/07/2024	106,494	£29.0750	£28.5550	£28.8023	BATS (BXE)	GBP
05/07/2024	299,491	€34.4050	€33.8550	€33.9439	XAMS	EUR
05/07/2024	97,786	€34.3050	€33.8550	€33.9224	CBOE DXE	EUR
05/07/2024	30,812	€34.0950	€33.8600	€33.9245	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 05 (https://ml-eu.globenewswire.com/Resource/Download/53a471dd-5c47-44a1-9392-28fb36be659e)

Transaction in Own Shares

8 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 8 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/07/2024	1,239,564	£28.4650	£28.2800	£28.3927	LSE	GBP
08/07/2024	171,989	£28.4550	£28.2800	£28.3971	Chi-X (CXE)	GBP
08/07/2024	106,658	£28.4500	£28.3050	£28.4014	BATS (BXE)	GBP
08/07/2024	710,168	€33.7500	€33.5450	€33.6779	XAMS	EUR
08/07/2024	173,155	€33.7500	€33.5800	€33.6800	CBOE DXE	EUR
08/07/2024	66,677	€33.7450	€33.6150	€33.6977	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 08 (https://ml-eu.globenewswire.com/Resource/Download/7f2f7eae-5719-455c-b4f5-282dd3b7fadd)

Transaction in Own Shares

9 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 9 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/07/2024	1,110,294	£28.4250	£28.0750	£28.3341	LSE	GBP
09/07/2024	175,135	£28.4200	£28.1400	£28.3317	Chi-X (CXE)	GBP
09/07/2024	106,757	£28.4100	£28.1000	£28.3331	BATS (BXE)	GBP
09/07/2024	623,748	€33.7050	€33.2950	€33.5878	XAMS	EUR
09/07/2024	209,351	€33.6950	€33.3250	€33.5915	CBOE DXE	EUR
09/07/2024	54,377	€33.6850	€33.4300	€33.6220	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 09 (https://ml-eu.globenewswire.com/Resource/Download/bb0d555d-5a0a-4c73-a4cc-d521dc948737)

Transaction in Own Shares

10 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 10 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/07/2024	1,292,626	£28.4300	£28.2500	£28.3356	LSE	GBP
10/07/2024	84,572	£28.4200	£28.2550	£28.3251	Chi-X (CXE)	GBP
10/07/2024	59,133	£28.4150	£28.2550	£28.3227	BATS (BXE)	GBP
10/07/2024	351,660	€33.7050	€33.4750	€33.6013	XAMS	EUR
10/07/2024	111,154	€33.6850	€33.4800	€33.6065	CBOE DXE	EUR
10/07/2024	31,597	€33.6800	€33.4850	€33.6073	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 10 (https://ml-eu.globenewswire.com/Resource/Download/d626eacc-7001-40af-8177-0087df00d98f)

Transaction in Own Shares

11 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 11 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/07/2024	1,481,283	£28.4200	£28.0550	£28.2390	LSE	GBP
11/07/2024	171,491	£28.3900	£28.0550	£28.1942	Chi-X (CXE)	GBP
11/07/2024	102,647	£28.3900	£28.0600	£28.2003	BATS (BXE)	GBP
11/07/2024	738,868	€33.7850	€33.3600	€33.5435	XAMS	EUR
11/07/2024	243,352	€33.7850	€33.3750	€33.5498	CBOE DXE	EUR
11/07/2024	52,780	€33.7700	€33.4600	€33.6950	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 11 (https://ml-eu.globenewswire.com/Resource/Download/df2387d2-1b28-4777-ae7d-f5dd32469fb2)

Transaction in Own Shares

12 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 12 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
12/07/2024	1,090,823	£28.3950	£28.0500	£28.1810	LSE	GBP
12/07/2024	287,165	£28.3950	£28.0500	£28.2251	BATS (BXE)	GBP
12/07/2024	153,294	£28.2450	£28.0500	£28.1371	Chi-X (CXE)	GBP
12/07/2024	194,113	€33.6600	€33.4950	€33.5680	XAMS	EUR
12/07/2024	85,466	€33.6600	€33.4950	€33.5662	CBOE DXE	EUR
12/07/2024	19,375	€33.6600	€33.5000	€33.5918	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 12 (https://ml-eu.globenewswire.com/Resource/Download/13fed028-b225-4bf2-b083-7ede2a38e02a)

Transaction in Own Shares

15 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 15 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/07/2024	472,467	£28.2650	£27.9900	£28.1344	LSE	GBP
15/07/2024	400,769	£28.2650	£27.9950	£28.1601	BATS (BXE)	GBP
15/07/2024	51,123	£28.1600	£27.9950	£28.1029	Chi-X (CXE)	GBP
15/07/2024	212,601	€33.6650	€33.4400	€33.5652	XAMS	EUR
15/07/2024	72,620	€33.6650	€33.4450	€33.5722	CBOE DXE	EUR
15/07/2024	24,616	€33.6700	€33.4550	€33.5904	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 15 (https://ml-eu.globenewswire.com/Resource/Download/66bd17cd-b689-4a68-9908-80ba66b739af)

Transaction in Own Shares

16 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 16 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/07/2024	1,480,986	£28.1250	£27.6800	£27.9607	LSE	GBP
16/07/2024	845,014	£28.1250	£27.6800	£27.9367	BATS (BXE)	GBP
16/07/2024	214,000	£28.1250	£27.6800	£27.9717	Chi-X (CXE)	GBP
16/07/2024	989,114	€33.5450	€33.0550	€33.3292	XAMS	EUR
16/07/2024	349,999	€33.5450	€33.0500	€33.3348	CBOE DXE	EUR
16/07/2024	59,418	€33.5450	€33.0500	€33.4264	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 16 (https://ml-eu.globenewswire.com/Resource/Download/d8656fa0-566b-490e-acfe-39998312b691)

Transaction in Own Shares

17 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 17 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/07/2024	618,700	£27.9850	£27.7550	£27.9051	LSE	GBP
17/07/2024	535,179	£28.1350	£27.8350	£28.0039	BATS (BXE)	GBP
17/07/2024	147,480	£27.9850	£27.8300	£27.9126	Chi-X (CXE)	GBP
17/07/2024	132,012	€33.4000	€33.1950	€33.3546	XAMS	EUR
17/07/2024	57,053	€33.4000	€33.2500	€33.3654	CBOE DXE	EUR
17/07/2024	26,796	€33.4000	€33.2150	€33.3591	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 17 (https://ml-eu.globenewswire.com/Resource/Download/0e5b8c96-4bb4-4741-8eaa-caefb3776b3d)

Transaction in Own Shares

18 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 18 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/07/2024	511,985	£28.4300	£28.2600	£28.3438	LSE	GBP
18/07/2024	170,975	£28.4200	£28.2650	£28.3308	Chi-X (CXE)	GBP
18/07/2024	123,040	£28.4250	£28.2600	£28.3173	BATS (BXE)	GBP
18/07/2024	1,000	€33.9000	€33.7200	€33.7715	XAMS	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 18 (https://ml-eu.globenewswire.com/Resource/Download/11e8880e-ceb2-45a6-b113-1ead23377943)

Transaction in Own Shares

19 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 19 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
19/07/2024	385,000	£28.2950	£27.9150	£28.1231	BATS (BXE)	GBP
19/07/2024	303,000	£28.2900	£27.9150	£28.1223	LSE	GBP
19/07/2024	716,100	€33.7450	€33.2850	€33.4764	XAMS	EUR
19/07/2024	228,993	€33.7450	€33.2850	€33.4705	CBOE DXE	EUR
19/07/2024	54,907	€33.7450	€33.2900	€33.5000	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 19 (https://ml-eu.globenewswire.com/Resource/Download/54660ee5-d137-4145-9b13-ff3baf4f699f)

Transaction in Own Shares

22 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 22 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/07/2024	1,217,749	£28.0450	£27.7050	£27.9262	LSE	GBP
22/07/2024	297,376	£28.0100	£27.7150	£27.9127	BATS (BXE)	GBP
22/07/2024	168,166	£28.0300	£27.7300	£27.9192	Chi-X (CXE)	GBP
22/07/2024	261,339	€33.4400	€33.0700	€33.2652	XAMS	EUR
22/07/2024	169,979	€33.4000	€33.0700	€33.2929	CBOE DXE	EUR
22/07/2024	26,584	€33.3800	€33.0950	€33.2985	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 22 (https://ml-eu.globenewswire.com/Resource/Download/d694bd54-374f-4dae-9365-ec87c8cd4313)

Transaction in Own Shares

23 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 23 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/07/2024	637,472	£27.9750	£27.4550	£27.7058	LSE	GBP
23/07/2024	160,123	£27.9700	£27.4550	£27.7657	Chi-X (CXE)	GBP
23/07/2024	124,405	£27.9750	£27.4550	£27.8006	BATS (BXE)	GBP
23/07/2024	700,124	€33.3800	€32.8350	€33.0556	XAMS	EUR
23/07/2024	245,239	€33.3800	€32.8450	€33.1199	CBOE DXE	EUR
23/07/2024	54,637	€33.3800	€33.0800	€33.2059	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 23 (https://ml-eu.globenewswire.com/Resource/Download/3340cd63-a846-4693-8661-68fecc02be1e)

Transaction in Own Shares

24 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 24 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/07/2024	463,833	£27.7150	£27.3350	£27.5701	LSE	GBP
24/07/2024	119,632	£27.7000	£27.3600	£27.5801	BATS (BXE)	GBP
24/07/2024	119,045	£27.7100	£27.3450	£27.5857	Chi-X (CXE)	GBP
24/07/2024	550,325	€33.1650	€32.6750	€32.9931	XAMS	EUR
24/07/2024	216,882	€33.1650	€32.6950	€32.9793	CBOE DXE	EUR
24/07/2024	55,899	€33.1700	€32.7100	€32.9894	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 24 (https://ml-eu.globenewswire.com/Resource/Download/2e122c34-cc11-432b-9f8e-e6a1dc710576)

Transaction in Own Shares

25 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 25 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/07/2024	448,974	£27.6450	£27.0950	£27.3859	LSE	GBP
25/07/2024	152,670	£27.6450	£27.0950	£27.4093	Chi-X (CXE)	GBP
25/07/2024	105,856	£27.6450	£27.0950	£27.4227	BATS (BXE)	GBP

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 25 (https://ml-eu.globenewswire.com/Resource/Download/614c77d6-6e2b-4de3-859e-888b15540b41)

Transaction in Own Shares

26 July, 2024

· · · · · · · · · · · · · · · ·

Shell plc (the ‘Company’) announces that on 26 July, 2024 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
26/07/2024	454,535	£28.0300	£27.7800	£27.9141	LSE	GBP
26/07/2024	123,909	£28.0300	£27.7950	£27.9033	BATS (BXE)	GBP
26/07/2024	122,955	£28.0300	£27.7800	£27.9096	Chi-X (CXE)	GBP

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 2 May 2024.

In respect of this programme, BNP PARIBAS Financial Markets SNC will make trading decisions in relation to the securities independently of the Company for a period from 2 May 2024 up to and including 26 July 2024.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by BNP PARIBAS Financial Markets SNC on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries

Media International: +44 (0) 207 934 5550

Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

Attachment

  RNS Report SHELL 2024 07 26 (https://ml-eu.globenewswire.com/Resource/Download/06bb4516-bf83-414d-ac43-ab047a04ebcd)

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc, Shell Finance US Inc. and Shell International Finance B.V. (Registration Numbers 333-276068, 333-276068-01 and 333-276068-02); and

(b)	the Registration Statements on Form S-8 of Shell plc (Registration Numbers 333-262396 and 333-272192).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: August 1, 2024	/s/ Julie Keefe
Julie Keefe
Deputy Company Secretary